SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

                            FORM 8-B

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
             PURSUANT TO SECTION 12(b) OR (g) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                     HARRIS FINANCIAL, INC.
     (Exact name of registrant as specified in its charter)


Pennsylvania                            To Be Applied For
-----------------------------------------------------------------
(State of incorporation                  (I.R.S. Employer
or organization)                         Identification No.)


235 North Second Street, Harrisburg, Pennsylvania       17101
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(Address of principal executive offices)              (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act.

None                                            N/A
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(Title of Class)                (Name of each exchange on which
                                each class is to be registered)

Securities to be registered pursuant to Section 12(g) of the Act:


              Common Stock par value $.01 per share
-----------------------------------------------------------------
                        (Title of Class)
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Item 1.  General Information

     (a) Harris Financial, Inc. (the "Company") was organized in the State of Pennsylvania on February 26, 1997, for the purpose of becoming a bank holding company for Harris Savings Bank (the
"Bank").

     (b)  The Company's fiscal year ends on December 31.

Item 2.  Transaction of Succession

     (a) The Bank's common stock, par value $.01 per share ("Bank Common Stock") is registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as administered by the Federal Deposit Insurance Corporation. The issuance of the Bank's securities was exempt from registration under the Securities Act of 1933 pursuant to Section 3(a) of said Act.

     (b) The Bank intends to reorganize into the two-tier holding company structure (the "Reorganization"), whereby each outstanding share of Bank Common Stock will be exchanged for one share of the Company's common stock, par value $.01 per share (the "Holding Company Common Stock"), and the Bank will become the wholly-owned subsidiary of the Company.

     The Reorganization and the establishment of the Company will be accomplished as follows: (i) the Company has been organized as a wholly owned subsidiary of the Bank; (ii) the Company will organize an interim Pennsylvania stock savings bank ("Interim") as a wholly owned subsidiary; (iii) Interim will merge into the Bank, with the Bank as the surviving corporation; and (iv) in connection with the merger in step (iii) above, all of the issued and outstanding shares of Holding Company Common Stock held by the Bank prior to the Reorganization will be canceled, all of the issued and outstanding shares of Bank Common Stock will be converted into and become an equal number of shares of Holding Company Common Stock, and all of the issued and outstanding shares of Interim, which are held by the Stock Holding Company, will automatically be converted by operation of law into common stock of the Bank. As a result of the steps described above, the Bank will become the wholly owned subsidiary of the Company.

Item 3.  Securities to be Registered

     The Company has authorized for issuance 100,000,000 shares of Holding Company Common Stock, and currently has no Holding
Company shares outstanding.

Item 4.  Description of Company's Securities to be Registered

     For a description of the Company's securities, reference is made to "Description of Capital Stock of the Stock Holding Company," in the Company's Registration Statement on Form S-4 (Registration Number 333-22415), which is hereby incorporated by reference.

Item 5.  Financial Statements and Exhibits

     The financial statements and exhibits filed as part of this Registration Statement are as follows:

     (a)  Financial Statements

          Not applicable.

     (b)  Exhibits

          The Index of Exhibits immediately precedes the attached
Exhibits.

                            SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                              HARRIS FINANCIAL, INC.



Date: April 16, 1997          By:  \s\ William J. McLaughlin
                                   ------------------------------
                                   William J. McLaughlin
                                   President and Chief Executive
                                    Officer

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

                          EXHIBIT INDEX

  Form 8-B
Exhibit Number Description of Document            Location of Document

     2         Agreement and Plan of Reorganization         *

     3.1       Certificate of Incorporation of Harris       *
               Financial, Inc.

     3.2       Bylaws of Harris Financial, Inc.             *

     4         Form of Common Stock Certificate of               *
               Harris Financial, Inc.

     10.1      Harris Savings Bank 1994 Incentive           *
               Stock Option Plan

     10.2      Harris Savings Bank 1996 Incentive Stock          *
               Option Plan

     10.3      Harris Savings Bank 1994 Stock Option        *
               Plan for Outside Directors

     10.4      Harris Savings Bank Recognition and               *
               Retention Plan for Officers and Employees

     10.5      Harris Savings Bank Recognition and               *
               Retention Plan for Outside Directors

     10.6      Form of Employment Contracts between the          *
               Bank and Bernard H. Sarfert, Sr., and the
               Bank and Lyle B. Shughart, both dated
               March 13, 1993

     10.7      Form of Change in Control Agreements
               between the Bank and William J. McLaughlin,  *
               James L. Durrell, William M. Long and
               Lyle B. Shugart, all dated January 25, 1994

     10.8      Harris Savings Bank Supplemental Executive   *
               Retirement Plan

     21        Subsidiaries of the Registrant               Not
                                                       Applicable

     24        Power of Attorney                            *

     99        Prospectus/Proxy Statement                   *

*Previously filed as part of the Registrant's Form S-4 Registration Statement pursuant to the Securities Act of 1933 (Registration No. 333-22415), filed on February 26, 1997 and amended on March 17, 1997. Such documents are incorporated herein by reference in accordance with Rule 12b-32 of the Securities Exchange Act of 1934.

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